Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

March 1, 2021

Ms. Karina Dorin
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Archimedes Tech SPAC Partners Co. Registration Statement on Form S-1 Submitted February 12, 2021 CIK No. 0001840856

Dear Ms. Dorin:

On behalf of our client, Archimedes Tech SPAC Partners Co. (the “Company”), we hereby provide a response to the comments issued in a letter dated February 24, 2021 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, an amended draft Registration Statement is being submitted publicly to accompany this response letter (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Karina Dorin March 1, 2021 Page 2

Registration Statement on Form S-1 submitted February 12, 2021

Cover Page

1.	We note your revised disclosure regarding redemption of the subunits if you are unable to consummate an initial business combination “within 24 months.” Please revise to clarify whether you will redeem such subunits if you are unable to consummate an initial business combination within 24 months from the closing of this offering.

Response: The Company has revised the disclosures on the cover page, and pages 4, 6, 15, 16, 20, 32, 35, 44, 61, 63, 64, 68, and 85 of the Amended S-1 to clarify that it will redeem such subunits if it is unable to consummate an initial business combination within 24 months from the closing of this offering.

Financial Statements, page F-1

2.	We note your response to prior comment 7 and believe your financial statements should not be presented for a period that crosses over your fiscal year end. Revise your financial statement presentation to include audited financial statements as of and for the period of inception through December 31, 2020. Refer to Rule 8-02 of Regulation S-X.

Response: The Company has revised its financial statement presentation to include audited financial statements as of and for the period of inception through December 31, 2020 on pages F-3, F-4, F-5, and F-6.

Exhibits

3.	Please obtain and file a revised legality opinion that opines on the legality of each of the securities covered by the registration statement. For example, it is not clear whether the shares of common stock included as part of the subunits or underlying the public warrants are covered by the legality opinion, and the legality opinion does not opine on the legality of the subunits and public warrants. We also note that the term “Shares” is not defined, and it is not clear why the opinion opines on shares underlying “Public Rights.”

Response: The Company has filed a revised legality opinion with the Amended S-1.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

Los Angeles    New York    Chicago    Nashville    Washington, DC    Beijing    Hong Kong    www.loeb.com

A limited liability partnership including professional corporations